Exhibit 99.2

Kinross Gold Corporation
40 King Street West, Scotia Plaza, 52nd Floor
Toronto, ON, Canada M5H 3Y2

NEWS RELEASE

Kinross declares dividend increase

Toronto, Ontario, August 12, 2009 – Kinross Gold Corporation (TSX: K; NYSE: KGC) announced today that the Board of Directors has declared a dividend of $0.05 per common share, an increase of 25% over the dividend paid on March 31, 2009. The dividend is payable on September 30, 2009 to shareholders of record at the close of business on September 23, 2009.

This dividend qualifies as an “eligible dividend” for Canadian income tax purposes.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in the United States, Brazil, Chile, Ecuador and Russia, and employs approximately 5,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and driving new opportunities through exploration and acquisition.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: (416) 365-2726
steve.mitchell@kinross.com

Investor Relations Contacts

Erwyn Naidoo	Lisa Doddridge
Vice-President, Investor Relations	Director, Investor Relations
phone: (416) 365-2744	phone: (416) 369-6480
erwyn.naidoo@kinross.com	lisa.doddridge@kinross.com

  www.kinross.com